                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2002


Commission File No. 0-15950 (First Busey Corporation)
Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and
    Trust)
Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership
    Plan and Trust)

A. Full Title of the plans and the address of the plans, if different from that of the issuer named before:

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

         FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


B. Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:

                                    FIRST BUSEY CORPORATION
                                    201 WEST MAIN STREET
                                    URBANA, IL  61801

                             FIRST BUSEY CORPORATION
                          PROFIT SHARING PLAN AND TRUST


                                FINANCIAL REPORT


                                DECEMBER 31, 2002

                             FIRST BUSEY CORPORATION
                          PROFIT SHARING PLAN AND TRUST


                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT                                                                1

FINANCIAL STATEMENTS

   Statements of net assets available for benefits                                          2

   Statements of changes in net assets available for benefits                               3

   Notes to financial statements                                                        4 - 8

SUPPLEMENTAL SCHEDULES

   Schedule of assets held for investment purposes at end of year                      9 - 13

   Party in interest transactions                                                          14

(MCGLADREY & PULLEN LOGO)


                          INDEPENDENT AUDITOR'S REPORT


To the Profit Sharing Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and party in interest transactions as of or for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/ MCGLADREY & PULLEN, LLP

Champaign, Illinois
April 8, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001


                                                          2002              2001
                                                     --------------   --------------

ASSETS
Investments at fair value:
  Common stocks                                      $    9,840,674   $   11,335,899
  Preferred stocks                                               --           46,500
  Shares of mutual funds                                 12,625,489       13,230,469
  Corporate bonds, notes and commercial paper             1,206,362        1,561,402
  Short-term investments                                  3,512,844        3,038,732
  Notes receivable, participants                            275,717          249,471
  U.S. Treasuries                                            51,516               --
  Other                                                          --            4,624
                                                     --------------   --------------

                                                         27,512,602       29,467,097
                                                     --------------   --------------

Receivables:
  Accrued interest and dividends                             46,210           52,226
  Participants' contributions                                 1,660           40,866
                                                     --------------   --------------
                                                             47,870           93,092
                                                     --------------   --------------

      TOTAL ASSETS                                       27,560,472       29,560,189

LIABILITIES                                                      --               --
                                                     --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS                    $   27,560,472   $   29,560,189
                                                     ==============   ==============

See Notes to Financial Statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                   2002             2001             2000
                                                               -------------    -------------    -------------

Additions (deductions) to net assets attributed to:
  Investment income (loss):
    Net (depreciation) in fair value
      of investments                                           $  (3,182,856)   $  (2,008,059)   $  (2,756,679)
    Interest and dividends                                           576,688          715,414          609,041
                                                               -------------    -------------    -------------
                                                                  (2,606,168)      (1,292,645)      (2,147,638)
                                                               -------------    -------------    -------------
  Contributions:
    Employers'                                                       858,517          677,540          494,725
    Participants'                                                  1,041,535        1,006,812          927,801
    Participants' contribution rollovers                             292,982           85,089           39,113
                                                               -------------    -------------    -------------
                                                                   2,193,034        1,769,441        1,461,639
                                                               -------------    -------------    -------------
        TOTAL ADDITIONS (DEDUCTIONS)                                (413,134)         476,796         (685,999)
                                                               -------------    -------------    -------------
Other deductions from net assets attributed to:
  Benefits paid to participants                                    1,437,146        1,645,515        1,141,046
  Administrative expenses                                            149,437          154,949          181,739
                                                               -------------    -------------    -------------
        TOTAL OTHER DEDUCTIONS                                     1,586,583        1,800,464        1,322,785
                                                               -------------    -------------    -------------
        NET (DECREASE)                                            (1,999,717)      (1,323,668)      (2,008,784)
Net assets available for benefits:
  Beginning of year                                               29,560,189       30,883,857       32,892,641
                                                               -------------    -------------    -------------
End of year                                                    $  27,560,472    $  29,560,189    $  30,883,857
                                                               =============    =============    =============

See Notes to Financial Statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. PLAN DESCRIPTION

The following description of the First Busey Corporation (the Corporation) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

         The Plan is a multiple-employer defined contribution plan. Participating employers are First Busey Corporation and its subsidiaries (the Employers).

         The Plan is a defined contribution plan covering all employees of the Company who have attained the minimum age of twenty-one, have worked at least 1,000 hours during such plan year and who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

         Each year, participants may contribute a percentage of pretax annual compensation, as defined in the plan subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

         Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight investment options to participants.

         The Employers' contributions to the profit sharing portion of the Plan are determined by the Board of Directors. The Employers also make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers' matching contribution is dependent upon the earnings per share attained by First Busey Corporation. The Board of Directors approves the level of matching contributions each year. Contributions are subject to certain limitations.

Participant accounts:

         Each participant's account is credited with the participant's contributions and allocations of (a) the Employers' contribution, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

         Participants are immediately vested in their voluntary contributions, the employers' matching contributions and the respective Plan earnings on those contributions.

         Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Notes receivable, participants:

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as set by Bank One. Interest rates range from 4.25 percent to 9.5 percent and are fixed over the term of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:

         Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of a participant's vested interest in his or her account, or installments over a period not longer than the life expectancy of the participant.

Forfeited accounts:

         Forfeited nonvested accounts totaled $10,193 and $4,920 as of December 31, 2002 and 2001, respectively. These accounts will be used to reduce future contributions. Employers' contributions were not reduced by forfeited nonvested accounts for the year ended December 31, 2002.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

         The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. Securities not listed on an exchange and securities for which no sale has been reported on that day are valued at the closing bid price, or at fair value as determined by the Trustee. Certificates of deposit and participant and other notes receivable are valued at cost which approximates fair value.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

        Benefits are recorded when paid.

NOTE 3. INVESTMENTS

The following table presents the fair values of investments as of December 31, 2002 and 2001. Investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 are separately identified.


                                                           2002             2001
                                                       -------------   -------------

Investments at fair value:
  Common and preferred stock:
    First Busey Corporation Common Stock               $   8,144,216   $   9,057,579
    Other                                                  1,696,458       2,324,820
  Shares of mutual funds:
    Northern Institutional Small Company Index A           2,199,827       2,189,370
    Northern Institutional Small Company Index A           1,398,491              --
    Vanguard Index 500 Trust                               2,821,389       3,134,708
    Other                                                  6,205,782       7,906,391
  Corporate bonds, notes and commercial paper              1,206,362       1,561,402
  Short-term investments:
    Certificate of deposit, Busey Bank                     2,477,525       2,258,492
    Other short-term investments                           1,035,319         780,240
  Notes receivable, participants                             275,717         249,471
  U.S. Treasuries                                             51,516              --
  Other                                                           --           4,624
                                                       -------------   -------------
                                                       $  27,512,602   $  29,467,097
                                                       =============   =============

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


During the years ended December 31, 2002, 2001 and 2000 the Plan's investments (including investments bought, sold and held during the year) (depreciated) in value by $(3,182,856), $(2,008,059) and $(2,756,679) respectively, as follows:



                                                        2002             2001            2000
                                                   -------------    -------------    -------------
Common stocks                                      $      (3,409)   $     312,000    $  (1,434,264)
Preferred stock                                          (16,500)          (3,000)           7,800
Shares of mutual funds                                (3,182,819)      (2,378,583)      (1,381,626)
Corporate bonds, notes and commercial paper               18,184           61,483           50,433
Taxable municipal bonds                                       --               41              742
U. S. Treasury and federal agency securities               1,688               --              (26)
Other                                                         --               --              262
                                                   -------------    -------------    -------------
                                                   $  (3,182,856)   $  (2,008,059)   $  (2,756,679)
                                                   =============    =============    =============

NOTE 4. SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2002 and 2001 include certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation with an interest rate of 1.75% and a three month maturity. These deposits include approximately $2,400,000 and $2,200,000 which are in excess of federally insured limits at December 31, 2002 and 2001, respectively.

NOTE 5.  PARTY IN INTEREST TRANSACTIONS

Parties in interest include fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee association whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons just listed.

Fees paid to First Busey Trust & Investment Co., the Plan's trustee, for investment management services amounted to $101,357, $106,907 and $137,447 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Plan invests in certificates of deposit with Busey Bank, a subsidiary of First Busey Corporation. Purchases and maturities of certificates of deposit from Busey Bank also qualify as party in interest transactions. Total purchases and maturities of certificates of deposit from Busey Bank amounted to $546,033 and $327,000 for the year ended December 31, 2002, respectively. Total purchases and maturities of certificates of deposit from Busey Bank amounted to $771,349 and $13,500 for the year ended December 31, 2001, respectively. Total purchases and maturities of certificates of deposit from Busey Bank amounted to $690,982 and $55,500 for the year ended December 31, 2000, respectively.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The Plan invests in common stock of First Busey Corporation. Purchases and maturities of First Busey common stock also qualify as party in interest transactions. Total purchases and sales of First Busey Corporation common stock amounted to $242,735 and $1,712,789 for the year ended December 31, 2002, respectively. Total purchases and sales of First Busey Corporation common stock amounted to $724,393 and $770,030 for the year ended December 31, 2001, respectively. Total purchases and sales of First Busey Corporation common stock amounted to $507,320 and $1,722,188 for the year ended December 31, 2000, respectively.

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

                                                                   Current
Identity of Issue and Description of Investment     Cost            Value
----------------------------------------------- -------------   -------------

COMMON STOCKS
   Abbott Laboratories                             $      33,827   $      42,720
   Alcoa, Inc                                             54,928          39,500
   American International Group                           71,232          67,279
   Amgen, Inc                                             35,406          24,170
   Analog Devices, Inc                                    49,776          22,915
   BP PLC Sponsored ADR                                   50,460          40,650
   Bristol Myers Squibb Co.                               29,662          15,742
   Cisco Systems, Inc.                                     6,081           8,384
   Citigroup, Inc                                         77,231          60,703
   Disney                                                 52,836          30,924
   Duke Energy Corp                                       49,731          25,402
   duPont (E.I.) deNemours & Co.                          49,751          36,803
   Emerson Electric Co.                                   52,476          48,816
   Expiditors International of Wash                        8,475           8,522
   Exxon Mobil Corp                                       32,442          40,321
   Federal National Mortgage Association                  33,939          43,230
   * First Busey Corporation                           5,928,695       8,144,216
   First Data Corp.                                       35,429          85,692
   FleetBoston Financial Corp.                            37,055          25,442
   General Dynamics Corp                                  88,275          85,323
   General Electric Co.                                   42,840          46,168
   Home Depot Inc.                                        21,850          27,575
   Intel Corp.                                            34,006          28,151
   International Business Machines                        50,940          38,750
   Kohl's Corp.                                           22,101          71,840
   Kroger Co.                                             50,557          30,900
   May Department Stores Co.                              52,476          33,091
   McDonald's Corp.                                       48,735          33,639
   Merck & Co., Inc.                                       4,471           4,472
   Microsoft Corporation                                  35,338          54,802
   Motorola, Inc.                                         44,209          13,866
   National City Corp                                     51,507          47,100
   Noble Energy Inc.                                      52,536          48,815
   Pepsico                                                53,949          62,232
   Pfizer                                                 49,874          33,627
   Procter & Gamble                                       46,573          58,783
   Royal Dutch Petroleum 1.25 Guilder Shares              51,516          42,259
   Sara Lee Corp                                          52,301          53,574
   Schering-Plough Corp.                                  23,906          17,760
   Smucker J M Co New                                        353             518
   State Street Corp.                                     31,887          43,134
   Travelers Prop Casualty Corp New Class A                1,620           1,084
   Travelers Prop Casualty Corp New Class A                3,618           2,241
   Wal-Mart Stores, Inc.                                  46,931          71,724
   Wells Fargo & Co New                                   52,110          74,992
   Zimmer Holdings, Inc                                    1,503           2,823
                                                   -------------   -------------
       TOTAL COMMON STOCKS                         $   7,705,414   $   9,840,674
                                                   =============   =============

                                                                     (Continued)

* Represents party in interest transaction.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
  CONTINUED
DECEMBER 31, 2002


                                                                                          Current
         Identity of Issue and Description of Investment                   Cost            Value
-----------------------------------------------------------------      -------------   -------------

SHARES OF MUTUAL FUNDS
   ABN AMRO/Montag & Caldwell Growth Fund N                            $      33,340   $      32,776
   ABN AMRO/Montag & Caldwell Growth Fund N                                  764,840         751,904
   American Century Intl Gr Inv Fund                                         677,274         684,787
   Dodge & Cox Stock Fund                                                     28,050          27,688
   Dodge & Cox Stock Fund                                                    780,240         770,181
   Fidelity Advisor Equity Growth Class I                                     39,026          37,460
   Fidelity Advisor Equity Growth Class I                                  1,191,621         754,635
   Fidelity Advisor Small Cap - Cl I                                          49,968          65,159
   Mutual Shares Fund - Class Z                                               50,591          48,247
   Mutual Shares Fund - Class Z                                              906,620         757,978
   Northern Institutional Small Company Index A                            3,015,704       2,199,827
   Northern Institutional Small Company Index A                            1,340,277       1,398,491
   Rainier Core Equity Portfolio                                              27,580          27,198
   Rainier Core Equity Portfolio                                             756,950         746,473
   Scudder International Fund - Cl S                                       1,151,875         680,483
   T Rowe Price Mid Cap Growth                                                58,000          46,317
   T Rowe Price Mid Cap Growth                                               946,584         774,496
   Vanguard Index 500 Trust                                                4,057,224       2,821,389
                                                                       -------------   -------------
       TOTAL SHARES OF MUTUAL FUNDS                                    $  15,875,764   $  12,625,489
                                                                       =============   =============

CORPORATE BONDS, NOTES AND COMMERCIAL PAPER
   Abbey National PLC Medium Term, 6.690%,
      due October 17, 2005                                             $      49,292   $      54,920
   Abbott Labs, 5.125%, due July 1, 2004                                      30,920          31,492
   American General Corp., 6.250%, due March 15, 2003                         95,916         100,903
   AIG SunAmerica Global Finance, 5.850%, due August 1, 2008                  50,565          55,450
   Bank One Corp. Notes, 6.875%, due August 1, 2006                           48,638          56,207
   Bear Stearns Co., Inc., 6.700%, due August 1, 2003                         50,582          51,306
   Chemical Bank, 6.625%, due August 15, 2005                                 51,271          54,669
   Commercial Cr. Group Inc., 5.875%, due January 15, 2003                    48,276          50,055
   Ford Motor Credit Corp., 6.125%, due January 9, 2006                       50,334          49,766
   Goldman Sachs Group Inc., 7.625%, due August 17, 2005                      50,630          56,388
                                                                       -------------   -------------
       CORPORATE BONDS, NOTES AND
         COMMERCIAL PAPER SUBTOTAL                                    $     526,424   $     561,156
                                                                       -------------   -------------

                                                                     (Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
  CONTINUED
DECEMBER 31, 2002

                                                                   Number of
                                                                   Shares or
                                                                   Principal                     Current
       Identity of Issue and Description of Investment              Amount         Cost           Value
--------------------------------------------------------------   ------------   ------------   ------------

      CORPORATE BONDS, NOTES AND
       COMMERCIAL PAPER BROUGHT FORWARD                                         $    526,424   $    561,156

  Household Finance Corp., 5.875%, due September 25, 2004                             50,157         51,781
  Intervest Bancshares Corp., 8.000%, due July 1, 2008                                23,100         24,000
  Loews Corp., 6.750%, due December 15, 2006                                         153,088        162,079
  Merrill Lynch & Co. Inc., 6.000%, due July 15, 2005                                 50,163         53,867
  Merrill Lynch & Co. Inc., 6.000%, due November 15, 2004                             50,725         53,232
  Merrill Lynch & Co. Inc., 6.550%, due August 1, 2004                               100,706        106,480
  Morgan Stanley Dean Witter, 6.875%, due March 1, 2007                               48,857         56,265
  NationsBank Corp., 6.125%, due July 15, 2004                                        50,670         53,143
  NationsBank Corp., 6.375%, due February 15, 2008                                    75,214         84,359
                                                                                ------------   ------------
      TOTAL CORPORATE BONDS, NOTES
       AND COMMERCIAL PAPER                                                     $  1,129,104   $  1,206,362
                                                                                ============   ============

SHORT-TERM INVESTMENTS
  * Certificate of Deposit, Busey Bank,
    1.750%, due April 31, 2003                                      2,477,525   $  2,477,525   $  2,477,525
  Northern Institutional Government Select Portfolio                   18,076         18,076         18,076
  Northern Institutional Government Select Portfolio                    7,066          7,066          7,066
  Northern Institutional Government Select Portfolio                   94,648         94,648         94,648
  Northern Institutional Government Select Portfolio                  848,991        848,991        848,991
  Northern Institutional Government Select Portfolio                    1,650          1,650          1,650
  Northern Institutional Government Select Portfolio                    3,805          3,805          3,805
  Northern Institutional Government Select Portfolio                    1,635          1,635          1,635
  Northern Institutional Government Select Portfolio                    2,598          2,598          2,598
  Northern Institutional Government Select Portfolio                    2,850          2,850          2,850
  Northern Institutional Government Select Portfolio                   54,000         54,000         54,000
                                                                                ------------   ------------
      TOTAL SHORT-TERM INVESTMENTS                                              $  3,512,845   $  3,512,844
                                                                                ============   ============

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
  CONTINUED
DECEMBER 31, 2002

                                                     Number of
                                                     Shares or
                                                     Principal                  Current
 Identity of Issue and Description of Investment       Amount        Cost        Value
--------------------------------------------------   ----------   ----------   ----------

NOTES RECEIVABLE, Participants
  Participant, 9.500%, due May 15, 2003                     157   $      157   $      157
  Participant, 9.500%, due July 15, 2003                    934          934          934
  Participant, 8.500%, due August 15, 2003                1,631        1,631        1,631
  Participant, 8.500%, due September 15, 2003             1,070        1,070        1,070
  Participant, 9.500%, due September 15, 2003               804          804          804
  Participant, 9.500%, due September 15, 2003               277          277          277
  Participant, 9.000%, due January 15, 2004                 785          785          785
  Participant, 9.000%, due January 15, 2004               1,138        1,138        1,138
  Participant, 8.000%, due March 15, 2004                   847          847          847
  Participant, 8.000%, due March 15, 2004                 1,373        1,373        1,373
  Participant, 8.000%, due April 15, 2004                 1,944        1,944        1,944
  Participant, 8.000%, due April 15, 2004                   945          945          945
  Participant, 7.750%, due April 15, 2004                 5,746        5,746        5,746
  Participant, 7.500%, due May 15, 2004                   1,511        1,511        1,511
  Participant, 7.000%, due June 15, 2004                    737          737          737
  Participant, 8.000%, due July 15, 2004                  1,817        1,817        1,817
  Participant, 6.750%, due August 15, 2004                2,031        2,031        2,031
  Participant, 8.250%, due September 15, 2004             9,497        9,497        9,497
  Participant, 5.000%, due November 15, 2004                846          846          846
  Participant, 5.000%, due November 15, 2004              2,165        2,165        2,165
  Participant, 4.750%, due February 15, 2005                884          884          884
  Participant, 4.750%, due February 15, 2005              2,945        2,945        2,945
  Participant, 4.750%, due March 15, 2005                 1,908        1,908        1,908
  Participant, 4.750%, due March 15, 2005                 1,908        1,908        1,908
  Participant, 8.750%, due March 15, 2005                 4,788        4,788        4,788
  Participant, 9.000%, due March 15, 2005                13,097       13,097       13,097
  Participant, 4.750%, due April 15, 2005                 1,580        1,580        1,580
  Participant, 4.750%, due April 15, 2005                 1,817        1,817        1,817
  Participant, 9.000%, due April 15, 2005                 4,180        4,180        4,180
                                                                  ----------   ----------
      NOTES RECEIVABLE, PARTICIPANTS,
        SUBTOTAL                                                  $   69,360   $   69,360
                                                                  ----------   ----------

                                                                     (Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
  CONTINUED
DECEMBER 31, 2002

                                                   Number of
                                                   Shares or
                                                    Principal                 Current
Identity of Issue and Description of Investment      Amount        Cost         Value
------------------------------------------------   ----------   ----------   ----------
      NOTES RECEIVABLE, PARTICIPANTS,
        BROUGHT FORWARD                                         $   69,360   $   69,360

  Participant, 4.750%, due May 15, 2005                 1,266        1,266        1,266
  Participant, 9.000%, due May 15, 2005                10,784       10,784       10,784
  Participant, 4.750%, due June 15, 2005                3,119        3,119        3,119
  Participant, 4.750%, due July 15, 2005                2,608        2,608        2,608
  Participant, 9.500%, due July 15, 2005               14,383       14,383       14,383
  Participant, 9.500%, due July 15, 2005                4,890        4,890        4,890
  Participant, 4.750%, due September 15, 2005           1,014        1,014        1,014
  Participant, 4.750%, due September 15, 2005           1,106        1,106        1,106
  Participant, 9.500%, due November 15, 2005            5,886        5,886        5,886
  Participant, 4.250%, due November 15, 2005            1,948        1,948        1,948
  Participant, 4.250%, due November 15, 2005            2,922        2,922        2,922
  Participant, 8.000%, due March 15, 2006               4,166        4,166        4,166
  Participant, 7.000%, due June 15, 2006                8,755        8,755        8,755
  Participant, 7.000%, due July 15, 2006                4,882        4,882        4,882
  Participant, 4.750%, due December 15, 2006            8,185        8,185        8,185
  Participant, 4.750%, due March 15, 2007              13,403       13,403       13,403
  Participant, 4.750%, due May 15, 2007                 5,371        5,371        5,371
  Participant, 4.750%, due June 15, 2007                7,283        7,283        7,283
  Participant, 4.750%, due July 15, 2007                9,254        9,254        9,254
  Participant, 4.750%, due July 15, 2007               23,413       23,413       23,413
  Participant, 4.750%, due July 15, 2007                6,015        6,015        6,015
  Participant, 4.750%, due September 15, 2007           9,554        9,554        9,554
  Participant, 8.500%, due September 15, 2007          12,516       12,516       12,516
  Participant, 4.750%, due October 15, 2007             9,703        9,703        9,703
  Participant, 4.250%, due December 15, 2007            9,485        9,485        9,485
  Participant, 4.250%, due December 15, 2007           14,500       14,500       14,500
  Participant, 8.500%, due July 15, 2008                5,204        5,204        5,204
  Participant, 9.500%, due July 15, 2010                2,929        2,929        2,929
  Participant, 6.000%, due September 15, 2011           1,811        1,811        1,811
                                                                ----------   ----------
      TOTAL NOTES RECEIVABLE, PARTICIPANTS                      $  275,717   $  275,717
                                                                ==========   ==========

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
PARTY IN INTEREST TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

                                                                    Transaction
Description of Transaction                                            Amount
----------------------------------------------------------------   -------------
Management fees paid to First Busey Trust & Investment Co.         $     101,357

Purchases of Busey Bank certificates of deposit                          546,033

Maturities of Busey Bank certificates of deposit                         327,000

Purchases of First Busey Corporation common stock                        242,735

Sales of First Busey Corporation common stock                          1,712,789

                             FIRST BUSEY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN


                                FINANCIAL REPORT


                                DECEMBER 31, 2002

                             FIRST BUSEY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN


                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT                                                                                       1

FINANCIAL STATEMENTS

   Statements of net assets available for benefits                                                                 2

   Statements of changes in net assets available for benefits                                                3 and 4

   Notes to financial statements                                                                              5 - 10


SUPPLEMENTARY INFORMATION

   Schedule of assets held for investment purposes at end of year                                                 11

   Party in interest transactions                                                                                 12

(McGladrey & Pullen Letterhead)


                          INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee and Participants
FIRST BUSEY CORPORATION EMPLOYEES'
  STOCK OWNERSHIP PLAN
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Employees' Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Employees' Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes at end of year and party in interest transactions as of or for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     /s/ McGladrey & Pullen, LLP

Champaign, Illinois
April 8, 2003

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                         2002                                            2001
                       ALLOCATED      UNALLOCATED        TOTAL         Allocated      Unallocated         Total
                      -----------     -----------     -----------     -----------     -----------      -----------
ASSETS
  Accrued
   interest
   receivable         $        24     $        --     $        24     $        --     $        --      $        --
Employer
   contributions
   receivable                  27              --              27              --              --               --
Money market
   fund                        --              --              --           1,355              --            1,355
Investments in
   First Busey
   Corporation
   common
   stock, at
   fair value          17,940,772       1,798,680      19,739,452      17,435,896       1,933,200       19,369,096
TOTAL ASSETS           17,940,823       1,798,680      19,739,503      17,437,251       1,933,200       19,370,451
LIABILITIES
   Notes payable               --       1,759,000       1,759,000              --        2,021,000       2,021,000
TOTAL LIABILITIES              --       1,759,000       1,759,000              --        2,021,000       2,021,000
NET ASSETS
   (DEFICIT)
   AVAILABLE
   FOR PLAN
   BENEFITS           $17,940,823     $    39,680     $17,980,503     $17,437,251     $   (87,800)     $17,349,451


See Notes to Financial Statements.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                     2002
                                                    Allocated     Unallocated         Total
                                                  -----------     -----------      -----------
Investment income:
   Net unrealized appreciation (depreciation)
      in market value of investments              $ 1,212,260     $   142,200      $ 1,354,460
   Interest                                               250              --              250
   Dividends                                          528,038              --          528,038
Commissions refund                                         --              --               --
Employer contributions                                 81,147         262,000          343,147
Allocation of First Busey Corporation
   common stock, at market value
      2002 - 12,000 shares                            276,720              --          276,720
      2001 - 12,000 shares                                 --              --               --
                                                  -----------     -----------      -----------
      2000 - 18,000 shares                                 --              --               --
                                                  -----------     -----------      -----------
               TOTAL ADDITIONS (DEDUCTIONS)         2,098,415         404,200        2,502,615

Interest expense                                       78,633              --           78,633
Administrative expenses                                57,511              --           57,511
Distributions to participants:
   Cash                                                 1,585              --            1,585
   Stock 2002 - 45,723 shares                         984,103              --          984,103
   Stock 2001 - 9,411 shares                               --              --               --
   Stock 2000 - 39,953 shares                              --              --               --
Dividend distributions to participants                473,011              --          473,011
Allocation of First Busey Corporation
   common stock, at market value
      2002 - 12,000 shares                                 --         276,720          276,720
      2001 - 12,000 shares                                 --              --               --
      2000 - 18,000 shares                                 --              --               --
                                                   -----------    -----------      -----------
               Total deductions                     1,594,843         276,720        1,871,563
                                                   -----------    -----------      -----------

               NET INCREASE (DECREASE)                503,572          127,480         631,052

Net assets (deficit) available for benefits:
   Beginning of year                               17,437,251         (87,800)      17,349,451
                                                   -----------    -----------      -----------
   End of year                                    $17,940,823     $    39,680      $17,980,503
                                                  ===========     ===========      ===========

                     2001                                                2000
 Allocated       Unallocated          Total          Allocated        Unallocated          Total
------------     ------------      ------------     ------------      ------------      ------------

$  1,219,080     $    157,335      $  1,376,415     $ (2,126,183)     $   (322,500)     $ (2,448,683)
       1,211               --             1,211            2,415                --             2,415
     469,639               --           469,639          443,886                --           443,886
       4,464               --             4,464               --                --                --
     162,000          262,000           424,000          170,000           337,000           507,000


     257,760               --           257,760               --                --                --
          --               --                --          358,875                --           358,875
------------     ------------      ------------     ------------      ------------      ------------
   2,114,154          419,335         2,533,489       (1,151,007)           14,500        (1,136,507)
------------     ------------      ------------     ------------      ------------      ------------
     156,021               --           156,021          208,569                --           208,569
      65,318               --            65,318           49,672                --            49,672

         818               --               818            1,297                --             1,297
     173,132               --           173,132               --                --                --
          --               --                --          903,937                --           903,937
     416,213               --           416,213          391,144                --           391,144


          --          257,760           257,760               --                --                --
          --               --                --               --           358,875           358,875
------------     ------------      ------------     ------------      ------------      ------------
     811,502          257,760         1,069,262        1,554,619           358,875         1,913,494
------------     ------------      ------------     ------------      ------------      ------------
   1,302,652          161,575         1,464,227       (2,705,626)         (344,375)       (3,050,001)


  16,134,599         (249,375)       15,885,224       18,840,225            95,000        18,935,225
------------     ------------      ------------     ------------      ------------      ------------
$ 17,437,251     $    (87,800)     $ 17,349,451     $ 16,134,599      $   (249,375)     $ 15,885,224
============     ============      ============     ============      ============      ============

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  PLAN DESCRIPTION AND BASIS OF PRESENTATION


The following brief description of the First Busey Corporation Employees' Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

First Busey Corporation (the Corporation) established the First Busey Corporation Employees' Stock Ownership Plan (the Plan) effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a multiple-employer stock ownership plan and is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan's Trustee.

The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation, and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five to ten year period by fully deductible Corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years 2002 and 2001 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and

(b)      stock not yet allocated to employees (Unallocated).

Eligibility:

         Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after attaining the minimum age of twenty-one and after one year of service providing they worked at least 1,000 hours during such Plan year. Participants who do not have at least 1,000 hours of service during such Plan year or are not employed on the last working day of a Plan year are generally not eligible for an allocation of Corporation contributions for such year.

Payment of benefits:

         No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Distributions are made in the form of Corporation common stock plus cash for any fractional share.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Voting rights:

         Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interests of Plan participants and beneficiaries.

Termination:

         The Corporation reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan, the Plan terms and the Code. Upon termination of the Plan, the Corporation shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event of plan termination, participants would become 100 percent vested in their accounts.

Participants' accounts:

         The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited as of the last day of the Plan year with an allocation of shares of the Corporation's common stock released by the Trustee from the unallocated account and forfeitures of terminated participants' nonvested accounts. Only those participants who are eligible employees of the Corporation as of the last day of the Plan year will receive an allocation. Allocations of common stock are based on the eligible compensation of each participant relative to total eligible compensation.

Vesting:

         Vesting in the participants' accounts is based on years of continuous service with the Corporation and its subsidiaries. A participant is 100 percent vested after seven years of credited service.

Diversification:

         Diversification is offered to participants close to retirement age so that they may have the opportunity to move part of the value of their investment in Corporation stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may receive distributions in the form of Corporation common stock plus cash for any fractional share, receive a cash distribution or contribute cash from the sale of Corporation common stock to another qualified defined contribution plan.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Dividends:

         Dividends on common stock allocated to participants' accounts are distributed directly to the participant so that the dividends result in income tax deductions for the Corporation.

         Dividends on common stock not allocated to participants' accounts are distributed directly to the Plan to offset interest and administrative expenses.

Forfeited accounts and forfeitures:

         Employer contributions and Plan forfeitures are allocated to each participant's account based upon the relation of the participant's compensation to total compensation for the Plan year. Forfeitures of terminated nonvested account balances allocated to remaining participants at December 31, 2002 and 2001 totaled $67,819 and $16,548, respectively. Plan earnings are allocated to each participant's account based on the ratio of the participant's beginning of the year account balance to all participant's beginning of the year account balances.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of accounting:

         The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

         The common stock of the Corporation is valued at fair value on December 31, 2002 and 2001. The Corporation's common stock is traded on the NASDAQ. Fair value of the common stock is determined by quoted market prices.

         Dividend income is accrued on the ex-dividend date.

         Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.  EMPLOYER CONTRIBUTIONS


The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, are equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans.

The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made a discretionary contribution of $81,147, $162,000 and $170,000 for the Plan years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 4.  ADMINISTRATION OF PLAN ASSETS


The Plan's assets, which consist principally of First Busey Corporation common stock, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.

Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Plan.

NOTE 5.  INVESTMENTS


The Plan's investments consist solely of First Busey Corporation common stock as follows:

                                              December 31,
                     -----------------------------------------------------------
                                2002                            2001
                     ---------------------------     ---------------------------
                      Allocated      Unallocated      Allocated      Unallocated
                     -----------     -----------     -----------     -----------
Number of shares         778,004          78,000         811,727          90,000
                     ===========     ===========     ===========     ===========
Cost                 $ 4,240,122     $   425,100     $ 4,825,273     $   534,950
                     ===========     ===========     ===========     ===========
Fair value           $17,940,772     $ 1,798,680     $17,435,896     $ 1,933,200
                     ===========     ===========     ===========     ===========

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6.  NOTES PAYABLE


Notes payable consist of:

                                                               2002            2001
                                                            ----------     ----------
Bank One, principal payment of $25,000 due annually on
December 15, final payment due December 15, 2006            $  100,000     $  125,000

Bank One, principal payment of $237,000 due annually on
December 15, final payment due December 15, 2009             1,659,000      1,896,000
                                                            ----------     ----------

                                                            $1,759,000     $2,021,000
                                                            ==========     ==========
Shares of First Busey Corporation common stock
secured as collateral                                           78,000         90,000
                                                            ==========     ==========

As of December 31, 2002, the interest rates on the above notes payable are at one year LIBOR plus 1.40%. The effective rate was 3.6875% at December 31, 2002 and 6.73% at December 31, 2001. Interest on the above notes is paid quarterly.

As of December 31, 2002, the scheduled maturities of the notes payable are as follows:

Year ending December 31:             Amount
------------------------           ----------
   2003                            $  262,000
   2004                               262,000
   2005                               262,000
   2006                               262,000
   2007                               237,000
   Thereafter                         474,000
                                   ----------
                                   $1,759,000
                                   ==========

NOTE 7.  TAX STATUS


The Internal Revenue Service has determined and informed the Corporation by a letter dated March 28, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8.  PARTY IN INTEREST TRANSACTIONS


Parties in interest include fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee association whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons just listed.

Fees paid to First Busey Trust & Investment Co., the Plan's trustee, for investment management services amounted to $30,000 for each of the years in the three year period ended December 31, 2002.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2002
--------------------------------------------------------------------------------

                                                     Number                                             Current
Description                                         of Shares                   Cost                      Value
------------------------------------               -----------               -----------               -----------
First Busey Corporation Common Stock                   856,004               $ 4,665,222               $19,739,452
                                                                             ===========               ===========

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
PARTY IN INTEREST TRANSACTIONS
Year Ended December 31, 2002

                                                                       Transaction
               Description of Transaction                                 Amount
----------------------------------------------------------             -----------
Management fees paid to First Busey Trust & Investment Co.             $    30,000
                                                                       ===========

                                   SIGNATURES



         The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



June 30, 2003                             /s/ R. Scott MacAdam
                                         --------------------------------------
                                         First Busey Corporation Profit Sharing
                                                    Plan and Trust




         The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



June 30, 2003                             /s/ R. Scott MacAdam
                                         --------------------------------------
                                         First Busey Corporation Employee Stock
                                                     Ownership Plan

Exhibits
--------
23.1     Consent of Independent Public Accountants - First Busey Profit Sharing
         Plan and Trust

23.2     Consent of Independent Public Accountants - First Busey Employee Stock
         Ownership Plan

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002 from the Plan
         Administrator

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 from the Plan
         Administrator